FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event. Appointment of Mr. Javier Pérez Cardete

in replacement of Mr. Alfredo Castillo Triguero.

New composition of the Audit Committee CNV/BCRA.

Buenos Aires, 24 the June 2022

Messrs.

Securities and Exchange Commission

Relevant Event. Appointment of Mr. Javier Pérez Cardete in replacement of Mr. Alfredo Castillo Triguero. New composition of the Audit Committee CNV/BCRA.

With due consideration:

We hereby address you, in our capacity as proxies of Banco BBVA Argentina S.A., in order to inform you that at the meeting held today the Board of Directors decided to replace Mr. Sr. Alfredo Castillo Triguero with Mr. Javier Pérez Cardete, who was acting as Alternate Director and shall serve as Regular Director until the next General Meeting of Shareholders in accordance with Section 10 of the By-laws.

At that Meeting, the Board decided to replace Mr. Alfredo Castillo Triguero with Mr. Javier Pérez Cardete, on the CNV/BCRA Audit Committee, such Committee being composed as follows:

Directors: Adriana Fernández de Melero

Javier Pérez Cardete

Ernesto Mario San Gil

Sincerely yours.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: June 24th, 2022	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer